UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

MasterCraft Boat Holdings, Inc.

(Exact name of the registrant as specified in its charter)

Delaware	001‑37502	06‑1571747
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification No)

100 Cherokee Cove Drive, Vonore, Tennessee 37885

(Address of principal executive offices) (Zip code)

Timothy M. Oxley (423) 884‑2221

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p‑1 under the Securities Exchange Act (17 CFR 240.13p‑1) for the reporting period from January 1 to December 31, 2024.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

The Conflict Minerals Report of MasterCraft Boat Holdings, Inc. (the “Company”) is attached hereto as Exhibit 1.01 and incorporated by reference. The Company’s reasonable country of origin inquiry and due diligence efforts are described in the foregoing report and available in the investor relations section of our website, which is located at http://www.mastercraft.com/.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this form.

Section 3 — Exhibits

Item 3.01 Exhibits

The following exhibit is being filed as part of this report:

Exhibit No.	Description
1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

MasterCraft Boat Holdings, Inc.

By:	/s/ Timothy M. Oxley	May 29, 2025
Name:	Timothy M. Oxley	(Date)
Title:	Chief Financial Officer, Treasurer and Secretary